Baird Funds, Inc.
777 East Wisconsin Avenue
Milwaukee, Wisconsin 53202

November 29, 2021

VIA EDGAR TRANSMISSION

Ms. Valerie Lithotomos
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

RE:	Baird Funds, Inc. (the “Company”)
File Nos. 333-40128; 811-09997

Dear Ms. Lithotomos:

The purpose of this letter is to respond to oral comments the Company received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on November 16, 2021, regarding the Company’s Post-Effective Amendment No. 93 (“PEA No. 93”) to its registration statement. PEA No. 93 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”), on Form N‑1A on September 28, 2021, for the purpose of reclassifying the Baird SmallCap Value Fund (to be renamed the Baird Equity Opportunity Fund) (the “Fund”) as non-diversified and to make other changes related to the proposed retention of a subadvisor to the Fund.

1.Staff Comment: Footnote 1 to the “Fees and Expenses of the Fund” table shows the effective date of the Fund’s management fee increase in brackets. Please indicate the date that the fee increase became effective.

Response: The Company responds supplementally that the increase in the Fund’s management fee is subject to shareholder approval of a new investment advisory agreement and will be considered at a special meeting of shareholders to be held on December 7, 2021. Accordingly, the Company further responds by supplementally confirming that it will update the effective date if and when shareholders have approved the new investment advisory agreement.

2.Staff Comment: The Staff notes that the Fund invests in other investment companies, including exchange-traded funds (“ETFs”). If, as a result of the Fund’s investments in other investment companies and ETFs, acquired fund fees and expenses (“AFFE”) exceeds 0.01% of the Fund’s net assets, please add a separate sub-caption to the “Fees and Expenses of the Fund” table, as required by Item 3 of Form N-1A.

Response: The Company responds supplementally that for the Fund’s most recently completed fiscal year, AFFE did not exceed 0.01% of the Fund’s net assets. Accordingly, no revisions to the “Fees and Expenses of the Fund” table are necessary. The Company further responds by supplementally confirming that, to the extent AFFE exceeds 0.01% of the Fund’s net assets in future fiscal years, the Fund will add a separate sub-caption.

3.Staff Comment: Please explain more clearly the Fund’s definition of “ESG” and the subadvisor’s specific ESG areas of focus. Please ensure the Fund sufficiently discloses the subadvisor’s ESG methodology so an investor can understand the meaningful differences between the Fund’s ESG considerations and those of other funds.

Response: The Company responds by revising the applicable disclosure as follows (additions shown in underline):

“The Subadvisor also considers environmental, social and governance (ESG) factors as part of its overall investment decision-making because of the impacts those factors may have on a company’s performance. The Subadvisor believes ESG factors vary across companies, industries and sectors and therefore does not apply exclusionary ESG screens in selecting investments for the Fund. There are not universally accepted ESG factors and the Subadvisor will consider them in its discretion.”

4.Staff Comment: If the Fund’s investments in foreign securities will include securities of companies located in emerging markets, please add appropriate disclosure to the principal investment strategies section in Item 4 and Item 9 along with corresponding risk disclosure.

Response: The Company responds supplementally that the Fund does not intend to invest in the securities of companies located in emerging markets as a principal investment strategy.

5.Staff Comment: The Staff notes the last sentence of “ESG Considerations Risk” appears to be more appropriately included in the principal investment strategies section. Please consider moving the applicable disclosure from the risk factor to the principal investment strategies disclosure.

Response: The Company responds by making the requested revision (also included in response to Comment #3).

6.Staff Comment: Please add the month and year in which Mr. Joseph Milano started as a portfolio manager of the Fund.

Response: The Company responds by supplementally stating that the retention of Greenhouse Funds LLLP as subadvisor, and, as a result, Mr. Milano as the Fund’s portfolio manager, is subject to shareholder approval of a new investment advisory agreement and subadvisory agreement. Accordingly, the Company further responds by supplementally confirming that, when known, it will add the month and year to the “Portfolio Manager of the Fund Since” column in the Portfolio Manager table.

7.Staff Comment: Please consider adding “Cybersecurity Risk” as a principal risk of the Fund.

Response: The Company responds by adding the following risk disclosures:

Item 4:
“Cybersecurity Risk
With the increased use of technologies such as the Internet to conduct business, the Fund is susceptible to operational, information security, and related risks. Cyber incidents affecting the Fund or its service providers may cause disruptions and impact business operations, potentially resulting in financial losses, interference with the Fund’s ability to calculate its net asset value (“NAV”), impediments to trading, the inability of shareholders to transact business, violations of applicable privacy and other laws, regulatory fines, penalties, reputational damage, reimbursement or other compensation costs, or additional compliance costs.”

Item 9:
“Cybersecurity Risk
With the increased use of technologies such as the Internet to conduct business, the Fund is susceptible to operational, information security and related risks. In general, cyber incidents can result from deliberate attacks or unintentional events. Cyber attacks include, but are not limited to, gaining unauthorized access to digital systems (e.g., through “hacking” or malicious software coding) for purposes of misappropriating assets or sensitive information, corrupting data, or causing operational disruption. Cyber attacks may also be carried out in a manner that does not require gaining unauthorized access, such as causing denial-of-service attacks on websites (i.e., efforts to make network services unavailable to intended users). Cyber incidents affecting the Fund or its service providers have the ability to cause disruptions and impact business operations, potentially resulting in financial losses, interference with the Fund’s ability to calculate its NAV, impediments to trading, the inability of fund shareholders to transact business, violations of applicable privacy and other laws, regulatory fines, penalties, reputational damage, reimbursement or other compensation costs, or additional compliance costs. Similar adverse consequences could result from cyber incidents affecting issuers of securities in which the Fund invests, counterparties with which the Fund engages in transactions, governmental and other regulatory authorities, exchange and other financial market operators, banks, brokers, dealers, insurance companies and other financial institutions (including financial intermediaries and service providers for fund shareholders) and other parties. In addition, substantial costs may be incurred in order to prevent any cyber incidents in the future. While the Fund’s service providers have established business continuity plans in the event of, and risk management systems to prevent, such cyber incidents, there are inherent limitations in such plans and systems including the possibility that certain risks have not been identified. Furthermore, the Fund cannot control the cyber security plans and systems put in place by their service providers or any other third parties whose operations may affect the Fund or its shareholders. As a result, the Fund and its shareholders could be negatively impacted.”

8.Staff Comment: The “Subadvisor Related Historical Performance” section appears to include hypothetical performance of the long positions of the Greenhouse Long/Short Equity Fund (the “Hedge Fund”). Please provide an analysis regarding the basis for why presenting such hypothetical performance is permitted, including the no-action letters on which the Fund is relying.

Response: The Company supplementally notes that the Hedge Fund’s performance presented in the prospectus is the actual returns of the long positions of the Hedge Fund, with the following assumption and adjustment, and was provided by Greenhouse Funds LLLP (“Greenhouse”), the Hedge Fund’s manager. The results assume that Greenhouse would have selected, maintained and traded the long positions for the Hedge Fund even without the short book of the Hedge Fund. In addition, the actual performance of the long book was adjusted to assume that the long book maintained a 2% cash position and was 98% invested throughout the periods presented.

The Company believes that the presentation of hypothetical performance of the long positions of the Hedge Fund is consistent with Section 34(b) of the Investment Company Act of 1940, as amended (the “1940 Act”) and positions taken in previous SEC staff no-action letters. Section 34(b) provides, in relevant part, that is unlawful for an investment company to make any untrue statement of a material fact in a registration statement or to omit to state any fact necessary in order to make the information in a registration statement not materially misleading. Section 34(b), however, does not prohibit a fund from including additional, non-required information in its prospectus. In addition, instructions to Form N-1A under the 1940 Act and the Securities Act of 1933 provide that a fund may include additional non-required information provided that such information “is not incomplete, inaccurate, or misleading” and does not, “because of its nature, quantity, or manner of presentation, obscure or impede understanding of the information that is required to be included.”

In Growth Stock Outlook Trust, Inc., SEC No-Action Letter, (Apr. 15, 1986) (“Growth Stock Outlook”) and Nicholas Applegate Mutual Funds, SEC No-Action Letter, (Aug. 6, 1996) (“Nicholas Applegate”) the SEC staff agreed to not recommend enforcement action if the registrant included prior performance information in the prospectus subject to specific conditions. In Growth Stock Outlook those conditions included that:

1.the performance be shown for all accounts of the adviser with substantially similar investment objectives, policies, and strategies as those to be employed by the adviser in managing the fund;
2.the relative sizes of the fund and the private accounts allowed them to be sufficiently comparable as to be relevant to a potential investor;
3.the disclosure clearly states that the performance information is related to the adviser’s management of private accounts and is not indicative of future performance of the fund; and
4.the performance was only included during the first year of the fund’s operations.

In Nicholas Applegate those conditions were expanded to allow the private account performance to be used beyond the first year of the fund’s operations. In addition, the adviser undertook to update the prior performance information at least annually. The letter also provided that performance and related disclosure (1) would be given no greater prominence than the fund’s performance; (2) disclosed that the private account performance does not represent historical performance of the fund and is not indicative of future fund performance; (3) is not presented so as to mislead or otherwise obscure or impede the understanding of required information; (4) is compared to an appropriate securities index; and (5) discloses that the accounts are not subject to certain investment limitations, diversification requirements, and other restrictions imposed by the 1940 Act and the Internal Revenue Code, as amended (the “Code”), which, if applicable, may have adversely affected the performance result of the private accounts.

The Company respectfully maintains that the hypothetical performance of the long positions of the Hedge Fund is consistent with the Section 34(b), Form N-1A and the SEC staff positions set forth above, for the following reasons:

1.The long book of the Hedge Fund, together with the Long-Only Fund, represent all of the accounts managed by Greenhouse with substantially similar investment objectives, policies and strategies as those to be employed by Greenhouse in managing the Fund.
2.The expected size of the Fund under Greenhouse’s management is such that the performance of the long book of the Hedge Fund is relevant, given the size of the Hedge Fund.

3.The accompanying prospectus disclosure clearly states: “The performance information shown below represents the historical information of the Long-Only Fund and the hypothetical performance of the long book of the Hedge Fund, respectively, and is not the performance of the Fund. This performance information should not be considered indicative of the Fund’s future performance.”
4.The performance presentation of the private funds managed by Greenhouse is completely separate from, and less prominent than, the performance presentation for the Fund itself, appearing in the statutory prospectus and under a distinct and separate heading captioned “Subadvisor Related Historical Performance.”
5.The following additional disclosure is included related to the Hedge Fund’s long position performance: “The Hedge Fund is not subject to the diversification requirements, tax restrictions or investment limitations imposed on the Fund by the 1940 Act, or Subchapter M of the Code; and performance results of the Hedge Fund could have been adversely affected if it had been regulated under the federal securities and tax laws.” In addition, the performance is given no greater prominence than the Fund’s performance, is not presented so as to mislead or otherwise obscure or impede the understanding of the information required in the prospectus and is compared to an appropriate securities index, the Russell 2000 Total Return Index, which is the index that will be used for the Fund under Greenhouse’s management. In addition, the Company undertakes to update Greenhouse’s related performance information at least annually in connection with the annual update to the Fund’s registration statement.

The Company respectfully submits that the inclusion of Greenhouse’s prior performance information for both the long book of the Hedge Fund and the Long-Only Fund will provide investors with more complete information about Greenhouse’s track record and experience in managing similar accounts as the Fund since the inception of the Hedge Fund in 2013. The Company believes that the adjustments made to the performance of the long book of the Hedge Fund discussed above are fully and fairly disclosed and support the inclusion of the hypothetical performance in the prospectus, in keeping with the SEC positions discussed above.

* * *

If you have any questions regarding the above responses, please contact Adam Smith of U.S. Bank Global Fund Services at (414) 765-6115 or adam.smith6@usbank.com.

BAIRD FUNDS, INC.

/s/ Andrew D. Ketter

Andrew D. Ketter
Assistant Secretary